05036347

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
FEB 07 2005
202
SEC MAIL PROCESSING SECTION WASH. D.C.

2-11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-A-003322~~ M
8-12446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaway Investment Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1275 Peck St.
(No. and Street)

Muskegon MI 49441
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell S. Cloetingh Jr and/or Stephon P. VanderWater 231-726-5081
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conn Geneva & Robinson
(Name – *if individual, state last, first, middle name*)

4927 Stariha Dr. Muskegon MI 49441
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM
3-23-2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM
3-23-2005

OATH OR AFFIRMATION

I, Stephon P. VanderWater, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaway Investment Company, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephon P. VanderWater
Signature

DIRECTOR
Title

Francene C. Taylor
Notary Public

My Commission expires: December 19, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. N/A
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exempt under K-1
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. Exempt under K-1
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. Exempt under K-1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A Not Consolidated.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A None

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seaway Investment Company, Inc.

Financial Statements

Years Ended December 31, 2004 and 2003

Seaway Investment Company, Inc.

Table of Contents

Years Ended December 31, 2004 and 2003

Independent Auditors' Report	1
Financial Statements	
Balance Sheets	2
Statements of Income	3
Statements of Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplemental Information	
Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	7
Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3	8

Conn Geneva
& Robinson

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors of
Seaway Investment Company, Inc.
Muskegon, Michigan

We have audited the accompanying balance sheets of Seaway Investment Company, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Seaway Investment Company, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17A-5 and is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Conn Geneva & Robinson

Muskegon, Michigan
January 20, 2005

4927 Stariha Drive ◦ Muskegon, MI ◦ 49441-5559 ◦ Phone (231) 798-7500 ◦ Fax (231) 798-7599

Seaway Investment Company, Inc.

Statements of Income

	Years ended December 31, 2004	2003
Revenues		
Commissions	$ **1,908**	$ 1,721
Interest and dividends	**3,302**	2,830
Unrealized appreciation in fair value of securities	**9,961**	33,007
Total revenues	**15,171**	37,558
Expenses		
Licenses and fees	**980**	887
Dues and subscriptions	**50**	100
Professional fees	**900**	1,880
Miscellaneous	**30**	379
Total expenses	**1,960**	3,246
Income before income taxes	**13,211**	34,312
Income taxes	**13**	23
Net Income	$ **13,198**	$ 34,289

The accompanying notes are an integral part of these statements.

Seaway Investment Company, Inc.

Statements of Cash Flows

	Years ended December 31, 2004	2003
Cash Flows from Operating Activities		
Cash collections		
Commissions	$ **1,908**	$ 1,721
Interest and dividends	**3,302**	2,830
Cash payments		
Licenses and fees	**(980)**	(887)
Dues and subscriptions	**(50)**	(100)
Professional fees	**(900)**	(1,880)
Miscellaneous	**(30)**	(379)
Taxes	**(13)**	(23)
Net cash provided by operating activities	**3,237**	1,282
Cash Flows from Investing Activities		
Purchase of marketable securities	**(739)**	(401)
Net Increase in Cash and Cash Investments	**2,498**	881
Cash and Cash Investments at beginning of year	**11,742**	10,861
Cash and Cash Investments at end of year	$ **14,240**	$ 11,742

The accompanying notes are an integral part of these statements.

Supplemental Information

Seaway Investment Company, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

	December 31, 2004	December 31, 2003
Net capital		
Total stockholder's equity	$ 178,800	$ 165,602
Additions	-	-
Deductions		
Securities not readily marketable	3,300	3,300
Net capital before haircuts on securities	175,500	162,302
Haircuts on securities		
Debt securities	37	37
Other securities	24,684	23,079
	24,721	23,116
Net Capital	$ 150,779	$ 139,186
Aggregate indebtedness	$ 3,300	$ 3,300
Computation of basic net capital requirement		
Minimum net capital required - Company	$ 5,000	$ 5,000
Ratio: Aggregate indebtedness to net capital	0.02 to 1.0	0.02 to 1.0

There were no material differences in net capital and the reserve requirements at December 31, 2004 and 2003 between the audited numbers and those reported on the Company's FOCUS report.

Schedules II, III and IV are not required as the Company is exempt under Rule 15c3-3(k)(1).

See accountants' review report.

Conn Geneva
& Robinson
CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors of
Seaway Investment Company, Inc.
Muskegon, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of Seaway Investment Company, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits ad related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4927 Stariha Drive ◦ Muskegon, MI ◦ 49441-5559 ◦ Phone (231) 798-7500 ◦ Fax (231) 798-7599